Exhibit 99.1

NEWS RELEASE

FOR IMMEDIATE RELEASE:

November 2, 2017

Maxar Technologies reports third quarter 2017 results, declares quarterly dividend

San Francisco, CA and Vancouver, BC – Maxar Technologies Ltd. (“Maxar” or the “Company”, formerly MacDonald, Dettwiler and Associates Ltd.), (NYSE and TSX: MAXR), a leading global provider of advanced space technology solutions for commercial and government markets, today reported financial results for the third quarter ended September 30, 2017. Unless otherwise indicated, all dollar amounts are expressed in Canadian dollars.

Highlights from the quarter include:

•	Consolidated revenues of $421.3 million

•	Operating EBITDA of $89.9 million and margins of 21.3 percent

•	Operating earnings of $44.9 million and operating earnings per share of $1.23

•	Net earnings of $14.9 million and net earnings per share of $0.41

•	Completed the acquisition of DigitalGlobe, changed the Company’s name to Maxar Technologies Ltd., and dual-listed its stock on the NYSE as MAXR

“With the recent closing of the DigitalGlobe transaction, Maxar Technologies is now a unique, vertically-integrated space and geospatial intelligence powerhouse with end-to-end solutions expertise for commercial and government customers,” stated Howard L. Lance, President and Chief Executive Officer. “We believe Maxar will be a powerful force for value creation through its industry-leading market position, increased scale and diversified revenue base, cost synergies and cash flow potential. We have the opportunity to drive above-industry growth across the U.S. government, international government and commercial customer segments.”

“Our DigitalGlobe business unit delivered strong third quarter results with solid revenue growth across the business, and adjusted EBITDA in line with expectations,” continued Mr. Lance. “The addition of DigitalGlobe, and the combination of its Services business with MDA’s to form our Radiant Solutions business, contributes significant advanced geospatial information and insight capabilities to Maxar, as well as adding to our growth prospects going forward.”

On October 5, 2017, the Company and DigitalGlobe, Inc. (“DigitalGlobe”) completed their previously announced merger transaction. Due to the timing of the closing of the transaction, DigitalGlobe financial results are not included in the Maxar third quarter 2017 financial results. Selected DigitalGlobe financial results are included in this release on a US dollar and US GAAP reporting basis.

In addition, selected pro forma financial results that include DigitalGlobe for the third quarter of 2017 along with historical quarterly results are included in this release as Table 1 and Table 2. Please refer to the Company’s filings for additional information regarding the pro forma calculations and adjustments.

Consolidated revenues for the third quarter of 2017 were $421.3 million compared to $495.9 million for the same period of last year. Revenues from the Communications segment were $256.0 million compared to $354.8 million for the same period of last year on a lower level of construction activity on geostationary communication satellites. Revenues from the Surveillance and Intelligence segment increased to $165.3 million compared to $141.1 million for the third quarter of 2016 on higher revenues from contracts with U.S. government customers to perform advanced design studies and supply spacecraft for scientific research and development missions.

Operating EBITDA for the third quarter of 2017 was $89.9 million compared to $84.3 million for the same period of last year. The Communications segment contributed operating EBITDA of $43.0 million (Q3 2016 - $58.2 million) and the Surveillance and Intelligence segment contributed operating EBITDA of $46.9 million (Q3 2016 - $26.1 million). In the third quarter of 2016, operating EBITDA for the Surveillance and Intelligence segment included a contract loss provision of $10.0 million on a robotics program.

Operating earnings for the third quarter of 2017 were $44.9 million, or $1.23 per share, compared to $46.1 million, or $1.26 per share, for the same period of last year. The decrease reflected the addition of non-cash interest expense from the orbital securitization liability and a higher effective income tax rate on operating earnings.

Net earnings under IFRS for the third quarter of 2017 were $14.9 million compared to $41.8 million for the same period of last year. Net earnings this quarter were impacted by the inclusion and variability of certain large, non-operational items, including share-based compensation expense and legal and other professional fees related to the acquisition of DigitalGlobe.

For the nine months ended September 30, 2017, consolidated revenues were $1,419.3 million compared to $1,560.9 million for the same period of 2016 as higher activity levels in the Surveillance and Intelligence segment partially offset lower revenues from the Communications segment. Operating EBITDA and related margin percentage was $273.4 million and 19.3% compared to $277.9 million and 17.8% for the same period of last year. Operating earnings were $136.8 million ($3.75 per share) compared to $159.2 million ($4.36 per share) for the corresponding period of 2016. Net earnings for the first nine months of 2017 were $46.6 million compared to $107.7 million for the same period of 2016.

The Company had total funded order backlog of $2.3 billion as at September 30, 2017 compared to $2.0 billion as at June 30, 2017.

The Company has declared a quarterly dividend of $0.37 per common share payable on December 29, 2017 to shareholders of record at the close of business on December 15, 2017.

Financial Highlights

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
($ millions, except per common share amounts)
Consolidated revenues	421.3	495.9	1,419.3	1,560.9
Operating EBITDA[1]	89.9	84.3	273.4	277.9
Operating earnings[1]	44.9	46.1	136.8	159.2
Operating earnings per share[1]	1.23	1.26	3.75	4.36

Net earnings	14.9	41.8	46.6	107.7
Net earnings per share, basic	0.41	1.15	1.28	2.96
Net earnings per share, diluted	0.41	1.12	1.28	2.92

Weighted average number of common shares outstanding:
(millions)
Basic	36.5	36.4	36.5	36.4
Diluted	36.5	36.6	36.5	36.5

[1]	See section “Non-IFRS Financial Measures” in this earnings release.

Maxar’s condensed consolidated financial statements and management’s discussion and analysis for the three and nine months ended September 30, 2017 are available at:

http://mdacorporation.com/corporate/investor/financial-reports

DigitalGlobe Financial Results

The following table presents select DigitalGlobe financial results for the three and nine months ended September 30, 2017 on the same basis as how DigitalGlobe would have presented its results in US dollars and under US GAAP. EBITDA and Adjusted EBITDA are non-US GAAP financial measures used historically by DigitalGlobe management and Board of Directors to evaluate operational performance. EBITDA and Adjusted EBITDA may not be defined similarly by other companies and should not be considered alternatives to US GAAP financial measures.

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
(US$ millions)
Revenue	222.9	181.8	658.3	532.7
Cost of revenue, excluding depreciation and amortization	72.0	39.9	203.0	112.5
Selling, general and administrative	52.0	46.5	169.1	135.7
Restructuring charges	0.5	1.0	1.1	5.5
Loss from early extinguishment of debt	—	—	0.5	—
Equity in earnings from joint ventures, net of tax	(0.1)	1.3	(0.9)	3.5

EBITDA	98.5	93.1	285.5	275.5
Merger and integration costs	2.3	—	14.6	—
Restructuring charges	0.5	1.0	1.1	5.5
Other re-engineering costs	—	2.2	—	3.8
Loss from early extinguishment of debt	—	—	0.5	—
Equity in earnings from joint ventures, net of tax	(0.1)	1.3	(0.9)	3.5

Adjusted EBITDA	101.2	97.6	300.8	288.3

About Maxar

Maxar Technologies Ltd. (formerly MacDonald, Dettwiler and Associates Ltd.) is a leading global provider of advanced space technology solutions for commercial and government markets including satellites, Earth imagery, geospatial data and analytics. As a trusted partner, Maxar Technologies provides unmatched end-to-end advanced systems capabilities and integrated solutions expertise to help our customers anticipate and address their most complex mission critical challenges with confidence. With more than 6,500 employees in 21 locations, the Maxar Technologies portfolio of commercial space brands includes SSL, MDA, DigitalGlobe and Radiant Solutions. Every day, millions of people rely on Maxar Technologies to communicate, share information and data, and deliver insights that empower a better world. Maxar trades on the Toronto Stock Exchange and New York Stock Exchange as MAXR. For more information visit www.maxar.com.

Investor/Analyst Conference Call

Maxar President and CEO Howard Lance and Executive Vice President and CFO William McCombe will host a Conference Call on Thursday, November 2, 2017 at 2:30 p.m. Pacific (5:30 p.m. Eastern) to discuss the financial results and to answer questions.

To participate, dial:

Toll free North America: 1-888-390-0546

Toronto: 1-416-764-8688

Vancouver: 1-778-383-7413

The Conference Call will also be Webcast live at:

http://mdacorporation.com/corporate/investor/events

Telephone replay will be available from November 2, 2017, 5:00 p.m. Pacific (8:00 p.m. Eastern) to

November 9, 2017, 8:59 p.m. Pacific (11:59 p.m. Eastern) at the following numbers:

Toll free North America: 1-888-390-0541

Toronto: 1-416-764-8677

Passcode: 152049#

Related Websites:

For more information about MDA visit: www.mdacorporation.com

For more information about SSL visit: www.sslmda.com

For information about DigitalGlobe visit: www.digitalglobe.com

For information about Radiant Solutions visit: www.mdaus.com or www.digitalglobe.com/expertise

Non-IFRS Financial Measures

In addition to results reported in accordance with IFRS, the Company discloses operating earnings, operating earnings per share and operating EBITDA as supplemental indicators of its financial and operating performance.

The Company defines operating earnings as net earnings excluding the impact of specified items affecting comparability, including, where applicable, non-operational income and expenses, amortization of acquisition related intangible assets, share-based compensation, and other gains or losses. The use of the term “non-operational income and expenses” is defined by the Company as those items or income and expense that do not impact operating decisions taken by the Company’s management and is based upon the way the Company’s management evaluates the performance of the Company’s business for use in the Company’s internal management reports. Income tax expense on operating earnings is computed using the substantively enacted income tax rate, adjusted to account for the specified items affecting comparability. Operating earnings per share is calculated using diluted weighted average shares outstanding and does not represent actual earnings per share attributable to shareholders. The Company believes that the disclosure of operating earnings and operating earnings per share allows investors to evaluate the operational and financial performance of the Company’s ongoing business using the same evaluation measures that its management uses, and is therefore a useful indicator of the Company’s performance or expected performance of recurring operations.

The Company defines operating EBITDA as earnings before interest, taxes, depreciation and amortization, and adjusted for certain corporate expenses and items affecting comparability as specified in the calculation of operating earnings. Operating EBITDA is presented on a basis consistent with the Company’s internal management reports. The Company discloses operating EBITDA to capture the profitability of its business before the impact of items not considered in management’s evaluation of operating unit performance.

Operating earnings, operating earnings per share and operating EBITDA do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. The Company cautions readers to consider these non-IFRS financial measures in addition to, and not as an alternative for, measures calculated in accordance with IFRS.

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
($ millions)
Operating EBITDA	89.9	84.3	273.4	277.9
Corporate expense	(4.9)	(3.9)	(16.2)	(12.4)
Net finance expense	(13.9)	(11.4)	(42.4)	(36.0)
Depreciation and amortization[1]	(14.0)	(14.9)	(43.8)	(44.4)
Income tax expense on operating earnings	(12.2)	(8.0)	(34.2)	(25.9)

Operating earnings	44.9	46.1	136.8	159.2
Items affecting comparability:
Share-based compensation recovery (expense)	(6.6)	3.0	(15.6)	(24.5)
Amortization of acquisition related intangible assets	(10.0)	(11.1)	(31.4)	(32.3)
Acquisition related expense	(12.0)	—	(38.8)	—
Restructuring and enterprise improvement costs	(1.0)	—	(21.4)	(4.8)
Executive compensation settlement	—	—	—	(3.0)
Foreign exchange differences	0.5	2.0	13.8	3.6
Income tax expense adjustment	(0.9)	1.8	3.2	9.5

Net earnings	14.9	41.8	46.6	107.7

[1]	Excludes amortization of acquisition related intangible assets.

The Company’s MD&A for the three and nine months ended September 30, 2017 provides additional information regarding these financial metrics and the specified items affecting the comparability of net earnings.

Forward-Looking Statements

This earnings release and the associated conference call and webcast, which includes a business update, discussion of financial results for the third quarter of 2017, and question and answer session (the “Earnings Release”), may contain certain “forward-looking statements” or “forward-looking information” under applicable securities laws. Forward-looking terms such as “may,” “will,” “could,” “should,” “would,” “plan,” “potential,” “intend,” “anticipate,” “project,” “target,” “believe,” “estimate” or “expect” and other words, terms and phrases of similar nature are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and represent management’s best judgment based on facts and assumptions that management considers reasonable.

Any such forward-looking statements are subject to a number of risks and uncertainties that could cause actual results and expectations to differ materially from the anticipated results or expectations expressed in this Earnings Release. The Company cautions readers that should certain risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. The risks that could cause actual results to differ materially from current expectations include, but are not limited to: the Company’s ability to generate a sustainable order rate for its satellite manufacturing operations in a market where the number of satellite construction contracts awarded varies annually; changes in government policies, priorities, regulations or government agency mandates, or funding levels through agency budget reductions, the imposition of budgetary constraints, failure to exercise renewal options, or a decline in government support or deferment of funding for programs in which the Company or its customers participate; the Company’s ability to effectively execute its U.S. government access plan and realize anticipated benefits of contract awards from the U.S. government and failure by the Company to comply with U.S. regulations could result in penalties or suspension; the risk that security clearances or accreditations will not be granted to or maintained by certain U.S. subsidiaries of the Company subject to the requirements of the National Industrial Security Program Operating Manual or other security requirements, which is a prerequisite for their ability to obtain and perform on classified contracts for the U.S. government; the loss or damage to any of the Company’s satellites; delays in the construction and launch of any of the Company’s satellites; the Company’s ability to achieve and maintain full operational capacity of all of its satellites; interruption or failure of the Company’s ground systems and other infrastructure; quality issues, failure of systems to meet performance requirements, potential for product liability, or the occurrence of defects in products or systems could result in lost revenue and harm to the Company’s reputation; failure to anticipate changes in technology, technical standards and offerings or comply with the requisite standards, or failure to maintain technological advances and offer new products to retain customers and market position; significant competition with competitors that are larger or have greater resources, and where foreign currency fluctuations may increase competition from the Company’s non-United States competitors; changes in regulations, telecommunication standards and laws in the countries in which the Company conducts business; export restrictions or the inability to obtain export approvals; failure to obtain necessary regulatory approvals and licenses, including those required by the United States government; a competitive advantage for competitors not subject to the same level of export control or economic sanctions laws and regulations faced by the Company; exposure to fines and/or legal penalties under Canadian securities regulations; exposure to fines and/or legal sanctions under anti-corruption laws; the Company’s ability to attract and retain qualified personnel; reliance on information technology systems and threats of disruption from security breaches and cyber-attacks; the Company’s ability to receive satellite imagery, including from third parties for resale and performance issues on the Company’s on-orbit satellite; potential infringement of the intellectual property rights of others and inadequate protection of the Company’s intellectual property rights; failure to identify, acquire, obtain the required regulatory approvals, or profitably manage additional businesses or successfully integrate any acquired businesses, products or technologies into the Company without substantial expenses, delays or other operational, regulatory, or financial problems; the Company’s ability to obtain certain satellite construction contracts depends, in part, on its ability to provide the customer with partial financing of working capital and any financing provided by the Company may not be repaid or the Company may be called upon to make payments; uncertainty in financing arrangements and failure to obtain required financing on acceptable terms, or credit agreements may contain restrictive covenants which may be limiting; risks inherent with performance on fixed price contracts, particularly the ability to contain cost overruns and schedule delays; certain customers are highly leveraged and may not fulfil their contractual payment obligations, including vendor financing; the risk that the Company will not be able to access export credit financing to facilitate the sale of the Company’s communication satellites and other products to non-Canadian and non-United States customers; exposure to foreign currency fluctuations, interest rates, energy and commodity prices, trade laws and the effects of governmental initiatives to manage economic conditions; natural disasters or other disruptions affecting the Company’s operations; failure to comply with environmental regulations; insufficient insurance against material claims or losses; and general business and economic conditions in Canada, the U.S. and other countries in which the Company conducts business.

There may be additional risks and uncertainties applicable to the Company related to its acquisition of DigitalGlobe, including that: the Company may not realize all of the expected benefits of the merger or the benefits may not occur within the time periods anticipated; the Company incurred substantial transaction fees and costs in connection with the acquisition; significant demands will be placed on the managerial, operational and financial personnel and systems of the Company to support the expansion of operations as a result of the acquisition; the Company may not have discovered undisclosed liabilities in the course of the due diligence review of DigitalGlobe and the Company as a successor owner may be responsible for such undisclosed liabilities; and the Company is a target of securities class action and derivative lawsuits and appraisal proceedings which could result in substantial costs.

You are referred to the risk factors described in Maxar’s most recent annual Management’s Discussion and Analysis, Annual Information Form and other documents on file with the Canadian securities regulatory authorities, which are available online under the Company’s SEDAR profile at www.sedar.com, under the Company’s EDGAR profile at www.sec.gov or on the Company’s website at www.mdacorporation.com. The forward-looking statements and information contained in this earnings release and the associated conference call and webcast represent Maxar’s views only as of today’s date. Maxar disclaims any intention or obligation to update or revise any forward-looking statements, whether because of new information, future events or otherwise, other than as required by law, rule or regulation. You should not place undue reliance on forward-looking statements.

CONTACT:

Marissa Poratto | Maxar Investor Relations | 1-604-331-2044 | mporatto@mdalimited.ca

Nancy Coleman | Maxar Media Contact | 1-303-684-1674 | nancy.coleman@maxar.com

Table 1

Pro Forma Financial Information

	Maxar IFRS	DigitalGlobe			Pro Forma Adjustments	Pro Forma Combined
		US GAAP	US GAAP	IFRS
For the three months ended September 30, 2017	C$	US$	C$	C$	C$	C$
($ millions)				(note 1)	(note 2)
Revenues	421.3	222.9	279.2	23.9	(12.3)	712.1
Direct costs, selling, general andadministration	340.4	115.8	145.1	—	(6.5)	479.0
Foreign exchange gain	(4.6)	—	—	—	—	(4.6)
Share-based compensation expense	6.6	5.9	7.4	—	—	14.0
Equity in earnings from joint ventures	—	(0.1)	(0.1)	—	—	(0.1)
Other expense	13.0	2.8	3.5	—	(14.9)	1.6

EBITDA	65.9	98.5	123.3	23.9	9.1	222.2
Corporate expense	4.9	3.4	4.2	—	—	9.1
Share-based compensation expense	6.6	5.9	7.4	—	—	14.0
Acquisition related expense	12.0	2.3	2.9	—	(14.9)	—
Restructuring costs	1.0	0.5	0.6	—	—	1.6
Equity in earnings from joint ventures	—	(0.1)	(0.1)	—	—	(0.1)
Foreign exchange differences	(0.5)	—	—	—	—	(0.5)

Operating EBITDA	89.9	110.5	138.3	23.9	(5.8)	246.3
Corporate expense	(4.9)	(3.4)	(4.2)	—	—	(9.1)

Adjusted EBITDA (note 3)	85.0	107.1	134.1	23.9	(5.8)	237.2

	Maxar IFRS	DigitalGlobe			Pro Forma Adjustments	Pro Forma Combined
		US GAAP	US GAAP	IFRS
For the nine months ended September 30, 2017	C$	US$	C$	C$	C$	C$
($ millions)				(note 1)	(note 2)
Revenues	1,419.3	658.3	860.2	74.9	(39.4)	2,315.0
Direct costs, selling, general and administration	1,165.9	339.6	443.6	—	(17.1)	1,592.4
Foreign exchange gain	(17.6)	—	—	—	—	(17.6)
Share-based compensation expense	15.6	18.2	23.8	—	—	39.4
Loss from early extinguishment of debt	—	0.5	0.7	—	—	0.7
Equity in earnings from joint ventures	—	(0.9)	(1.2)	—	—	(1.2)
Other expense	60.2	15.4	20.3	—	(57.6)	22.9

EBITDA	195.2	285.5	373.0	74.9	35.3	678.4
Corporate expense	16.2	10.0	13.1	—	—	29.3
Share-based compensation expense	15.6	18.2	23.8	—	—	39.4
Acquisition related expense	38.8	14.6	19.1	—	(57.6)	0.3
Restructuring costs	21.4	1.1	1.4	—	—	22.8
Loss from early extinguishment of debt	—	0.5	0.7	—	—	0.7
Equity in earnings from joint ventures	—	(0.9)	(1.2)	—	—	(1.2)
Foreign exchange differences	(13.8)	—	—	—	—	(13.8)

Operating EBITDA	273.4	329.0	429.9	74.9	(22.3)	755.9
Corporate expense	(16.2)	(10.0)	(13.1)	—	—	(29.3)

Adjusted EBITDA (note 3)	257.2	319.0	416.8	74.9	(22.3)	726.6

Notes to limited pro forma financial information:

Note 1: Adjustments to IFRS from US GAAP:

Under its application of IFRS, the Company imputes interest on advance payments received from customers that contain a financing element and classifies such amounts as a component of revenue. DigitalGlobe has not historically recognized a financing element as there is no requirement to do so under US GAAP. The Company determines the interest rate to be applied to the advance payments based on the Company’s prevailing borrowing rate at contract inception and the interest rate is not updated for changes in the circumstances. The effect of conforming DigitalGlobe’s accounting policy for imputing interest on advance payments received from customers that contain a financing element is to increase deferred revenue with an offsetting charge to finance expense. When the products and services are delivered, deferred revenue and revenue are adjusted based on the delivery of the respective goods and services. The effect of the resulting change in accounting for the financing element on advance customer payments was to increase revenue by $21.2 million (US$17.0 million) and $66.6 million (US$50.9 million) for the three and nine month periods ended September 30, 2017, respectively.

Under IFRS, the Company treats contract amendments that provide for additional services that are distinct from the original contract as modifications of the original contract. Remaining revenue of the modified contract is recognized prospectively based on the terms of and over the remaining life of the modified contract. Under US GAAP, DigitalGlobe accounted for such contract amendments as new arrangements and not as modifications of the original contract. Accordingly, there was no change to the amortization of the deferred revenue related to the original contract under US GAAP. The differences in deferred revenue recognition and method of amortization impacted the timing and amount of revenue recognized, accordingly revenue was increased by $2.7 million (US$2.1 million) and $8.3 million (US$6.4 million) for the three and nine months ended September 30, 2017, respectively, as a result of conforming this accounting policy.

Note 2: Pro Forma Adjustments:

Revenue has been adjusted to reflect management’s preliminary estimate of the impact during the pro forma period of the fair value of DigitalGlobe’s deferred revenue.

Revenue and direct costs, selling, general and administration expense have been adjusted to reflect the elimination of intra entity transactions during the periods and other expense has been adjusted to reflect the elimination of transaction related expenses.

Note 3: Adjusted EBITDA:

The Company defines adjusted EBITDA, a non-IFRS financial measure, as operating EBITDA less unallocated corporate expenses.

Table 2

Quarterly Pro Forma Financial Information

The following table summarizes limited pro forma financial information for the seven most recently completed quarters since the first quarter of 2016.

The revenues and expenses for DigitalGlobe for each quarter were translated into Canadian dollars using the average rate for the period. The revenues and adjusted EBITDA of DigitalGlobe were conformed to IFRS from US GAAP as a result of the adjustments referred to in Note 1 above.

	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	2017	2017	2017	2016	2016	2016	2016
($ millions)
Pro forma revenues:
Communications	256.0	332.4	332.0	322.3	354.8	361.4	403.2
Surveillance and Intelligence	165.3	171.3	162.4	180.7	141.1	141.2	159.2
DigitalGlobe	290.8	314.0	290.7	270.7	250.4	239.0	255.3

	712.1	817.7	785.1	773.7	746.3	741.6	817.7
Pro forma adjusted EBITDA:
Communications	43.0	41.1	50.5	39.5	58.2	56.2	59.5
Surveillance and Intelligence	46.9	53.2	38.6	53.4	26.1	40.3	37.7
DigitalGlobe	156.4	168.2	157.9	158.0	156.8	151.4	161.0

Pro forma operating EBITDA	246.3	262.5	247.0	250.9	241.1	247.9	258.2
Corporate expenses	(9.1)	(10.5)	(9.7)	(8.5)	(8.3)	(8.6)	(8.6)

	237.2	252.0	237.3	242.4	232.8	239.3	249.6

Foreign exchange translation:

The following exchange rates were used in translating DigitalGlobe’s amounts into Canadian dollars for purposes of preparing the limited pro forma financial information above:

Three months ended March 31, 2016	Average rate	$1 Canadian = U.S. $0.7280
Three months ended June 30, 2016	Average rate	$1 Canadian = U.S. $0.7761
Three months ended September 30, 2016	Average rate	$1 Canadian = U.S. $0.7665
Three months ended December 31, 2016	Average rate	$1 Canadian = U.S. $0.7495
Three months ended March 31, 2017	Average rate	$1 Canadian = U.S. $0.7560
Three months ended June 30, 2017	Average rate	$1 Canadian = U.S. $0.7436
Three months ended September 30, 2017	Average rate	$1 Canadian = U.S. $0.7985